Filed by Voya Variable Portfolios, Inc. (SEC File Nos.: 333-05173; 811-7651) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

December 10, 2018

Voya Investment Management

Client Talking Points

VY® Templeton Global Growth Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 23, 2019	VY® Templeton Global Growth Portfolio	Voya Global Equity Portfolio

The Boards of Directors/Trustees (the “Boards”) of VY® Templeton Global Growth Portfolio (the “Templeton Global Growth Portfolio”) and Voya Global Equity Portfolio (“Voya Global Equity Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Templeton Global Growth Portfolio is required before the Merger may take place.

▪  What is happening?

o	On November 16, 2018, the Boards approved a proposal to merge Templeton Global Growth Portfolio into Voya Global Equity Portfolio.
o	Shareholders of Templeton Global Growth Portfolio will be sent a combined proxy statement and prospectus on or about June 7, 2019.
o	A shareholder meeting will be held on or about July 30, 2019.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 23, 2019.
o	Templeton Global Advisors Limited serves as the sub-adviser to Templeton Global Growth Portfolio. Voya Investment Management Co. LLC serves as sub-adviser to Voya Global Equity Portfolio. If the Merger is approved, shareholders of Templeton Global Growth Portfolio will become shareholders of Voya Global Equity Portfolio as of the close of business on or about August 23, 2019.
o	A prospectus supplement was filed on or about November 27, 2018 to notify shareholders of the changes.

December 10, 2018

Client Talking Points

▪	Why is the Merger proposed?
o	As part of the Board’s annual review of contractual arrangements in May 2018, the Board directed Voya Investments LLC. (“VIL”) to explore options regarding the Portfolio’s future in light of its performance history.
o	VIL proposed Voya Global Equity Portfolio as the survivor due to similarities in investment objectives of each portfolio.
o	The Advisor noted that the Merger would provide Templeton Global Growth Portfolio shareholders with an immediate benefit through lower gross and net expenses.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?
	Templeton Global Growth Portfolio	Voya Global Equity Portfolio
Investment Objective	The Portfolio seeks capital appreciation. Current income is only an incidental consideration.	The Portfolio seeks long-term capital growth and current income.

▪	What is the experience of the Voya Investment Management Co. LLC Team?

Voya Global Equity Portfolio is managed by the Voya Investment Management Co. LLC team of Vincent Costa, Steve Wetter, and Kai Yee Wong.

Vincent Costa, CFA

Portfolio Manager

Vincent Costa, CFA, Portfolio Manager, also serves as Head of the global equities team and as portfolio manager for the U.S. and Global active quantitative strategies and the U.S. large cap value portfolios. Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and Bankers Trust Company.

Steve Wetter

Portfolio Manager

Steve Wetter, Portfolio Manager, is responsible for portfolio management of the index, research enhanced index, and smart beta strategies. Mr. Wetter joined Voya IM in April 2012 and prior to that he was a portfolio manager and trader at Mellon Asset Management (2007 – 2009), and Northern Trust (2003 – 2007).

Kai Yee Wong

Portfolio Manager

Kai Yee Wong, Portfolio Manager, is responsible for the portfolio management of the U.S. and Global active quantitative strategies. Prior to joining Voya IM in 2012, Ms. Wong worked as a senior equity portfolio manager at Northern Trust, responsible for managing various global indices including developed, emerging, real estate, Topix, and socially responsible benchmarks (2003 – 2009).

December 10, 2018

Client Talking Points

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Templeton Global Growth Portfolio with and into Voya Global Equity Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya Global Equity Portfolio carefully before investing. For a free copy of the Voya Global Equity Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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